

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2013

Via E-mail
Joseph Wade
President
SOB Stables, Inc.
205 Ave Del Mar #974
San Clemente, CA 92674

> **Re:** **SOB Stables, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 7, 2013**
> **File No. 333-185664**

Dear Mr. Wade:

We have reviewed your responses to the comments in our letter dated February 4, 2013 and have the following additional comments.

General

1. Prior to effectiveness, an updated consent will be required.

2. We note your response to our prior comment 1. We are unable to agree with your analysis in support of the conclusion that you are not a "shell company" as defined by Securities Act Rule 405. Please revise to disclose your status as a shell company. For additional guidance, refer to Securities Act Release No. 33-8587 (July 21, 2005), *available at* http://www.sec.gov/rules/final/finalarchive/finalarchive2005.shtml.

Description of Business, page 21

3. We note your response to our prior comment 14. Particularly, we note your added disclosure on page 22 that "past performance indicates the level of competition the thoroughbred can win at and therefore . . . indicate its value." Please revise to state this as a belief and clarify that past performance may not accurately predict future performance.

Management's Discussion and Analysis, page 28

Revenue, page 28

4. We note you have provided the schedule of purse winnings for a claiming race. Please revise to balance this disclosure by detailing whether or not there are any entry fees or other such costs incurred in entering a horse in one of these races.

Liquidity and Capital Resources, page 29

5. Please disclose all material terms of the line of credit with SC Capital, Inc., including the maturity date and rate of interest.

Security Ownership of Certain Beneficial Owners and Management, page 38

6. It appears from the selling stockholder table that Valerie Baugher is the beneficial owner of more than five percent of your common stock. Please list Valerie Baugher and Orange Bear Holdings in the beneficial ownership table. Refer to Item 403(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 39

7. Please provide the disclosure called for by Item 404 for the transaction with SC Capital, Inc. Refer to Instruction 1.b.i to Item 404 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Nolan McWilliams

Nolan McWilliams
Attorney-Advisor